SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

Schedule TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

RadiSys Corporation

(Name of Subject Company (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

750459109

(CUSIP Number of Class of Securities)

Brian Bronson

Chief Financial Officer

RadiSys Corporation

5445 N.E. Dawson Creek Drive

Hillsboro, Oregon 97124

Telephone: (503) 615-1100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

Telephone: (214) 978-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,474,046	$138.05

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,133,891 shares of issuer’s common stock, which options have an approximate aggregate value of $2,474,046, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, based on a closing price per share of $8.69 of the issuer’s common stock, as reported on The Nasdaq Global Select Market as of September 30, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$138.05	Filing Party:	RadiSys Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	October 5, 2009

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 5, 2009 (the “Schedule TO”) by RadiSys Corporation, an Oregon corporation (“RadiSys” or the “Company”), in connection with the Company’s offer to its eligible employees (the “Offer to Exchange”) to exchange some or all of their outstanding options, with an exercise price greater than $9.44 per share (which is equal to the 52-week high closing price of the Company’s common stock as of the start of this offer), that were granted on or before October 5, 2008, whether vested or unvested, for restricted stock units, except for employees in Canada who will receive new stock options with new vesting schedules and exercise prices.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.

The Offer to Exchange and Item 4(a) of the Schedule TO are hereby amended and supplemented as follows:

(a) Material Terms.

“Extension of Offer; Termination; Amendment” of the Offer to Exchange, page 38, is hereby amended to delete the statement that notices of any extension or delay may be given orally and to add a provision that if the Company extends the expiration date in connection with any material change to the terms of the exchange offer, the Company will extend the exchange offer period so that at least five business days remain in the exchange offer period from the date the material change is first published, sent or given.

ITEM 10.	FINANCIAL STATEMENTS.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”) and Section 18 (“Additional Information”), in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009, and in Item 1 of each of the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009 filed with the Securities and Exchange Commission on May 8, 2009 and August 7, 2009, respectively, is incorporated herein by reference. A copy of such Annual Report on Form 10-K and such Quarterly Reports on Forms 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12.	EXHIBITS

The Exhibit Index included in this Schedule TO and the exhibits referenced therein are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RADISYS CORPORATION

Date: October 14, 2009	By:	/s/ Brian Bronson
Brian Bronson Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated October 5, 2009, as amended on October 14, 2009.

(a)(1)(B)**	E-mail announcement of the exchange offer to non-Canadian eligible employees, dated October 5, 2009.

(a)(1)(C)**	E-mail announcement of the exchange offer to Canadian eligible employees, dated October 5, 2009.

(a)(1)(D)**	Form of e-mail to eligible employees who have logged in to the exchange offer website, but did not participate in the exchange offer.

(a)(1)(E)**	Form of e-mail to eligible employees who have not logged in to the exchange offer website.

(a)(1)(F)**	Form of final reminder email to eligible employees.

(a)(1)(G)**	Questions and answers regarding the exchange offer.

(a)(1)(H)**	Paper Election Form for Email or Facsimile Transmission.

(a)(1)(I)**	Confirmation of Receipt of Election Form.

(a)(1)(J)**	Screen shots of the exchange offer website.

(a)(1)(K)*	E-mail dated October 14, 2009, to eligible employees regarding the filing of the amended exchange offer materials.

(d)(1)	Form of Restricted Stock Unit Grant Agreement for RadiSys Corporation 2007 Stock Plan, incorporated by reference from Exhibit 4.9 to the Company’s Registration Statement on Form S-8, filed on May 15, 2007, SEC Registration No. 333-142968.

(d)(2)	Form of Notice of Option Grant for Canada employees for RadiSys Corporation 2007 Stock Plan, incorporated by reference from Exhibit 4.6 to the Company’s Registration Statement on Form S-8, filed on May 15, 2007, SEC Registration No. 333-142968.

(d)(3)	RadiSys Corporation 2007 Stock Plan, incorporated by reference from Exhibit 4.4 to the Company’s Registration Statement on Form S-8, filed on May 15, 2007, SEC Registration No. 333-142968.

(d)(4)	RadiSys Corporation 1995 Employee Stock Incentive Plan, as amended, incorporated by reference from Exhibit (d)(1) to the Tender Offer Statement filed by the Company on Schedule TO-I, filed July 31, 2003, SEC File No. 005-49160.

(d)(5)	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended, incorporated by reference from Exhibit (d)(2) to the Tender Offer Statement filed by the Company on Schedule TO-I, filed July 31, 2003, SEC File No. 005-49160

(d)(6)	RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.4 to the Company’s Registration Statement on Form S-8, filed on September 1, 2006, SEC Registration No. 333-137060.

(d)(7)	Form of Notice of Stock Option Grant for the 1995 Stock Incentive Plan, incorporated by reference from Exhibit (d)(3) to the Tender Offer Statement filed by the Company on TO-I, filed July, 31, 2003, SEC File No. 005-49160.

(d)(8)	Form of Notice of Stock Option Grant for the 2001 Nonqualified Stock Option Plan., incorporated by reference from Exhibit (d)(4) to the Tender Offer Statement filed by the Company on TO-I, filed July, 31, 2003, SEC File No. 005-49160.

(d)(9)	Form of Notice of Option Grant for United States employees for RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.5 to the Company’s Registration Statement on Form S-8, filed on September 1, 2006, SEC Registration No. 333-137060.

(d)(10)	Form of Notice of Option Grant for Canada employees for RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.6 to the Company’s Registration Statement on Form S-8 filed on September 1, 2006, SEC Registration No. 333-137060.

(d)(11)	Form of Notice of Option Grant for international employees for RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.7 to the Company’s Registration Statement on Form S-8, filed on September 1, 2006, SEC Registration No. 333-137060.

*	Filed herewith.

**	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on October 5, 2009 and incorporated herein by reference.